SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.	Exact Name of Trust:

THE FIRST TRUST COMBINED SERIES 613

B.	Name of Depositor:

FIRST TRUST PORTFOLIOS L.P.

C.	Complete Address of Depositor's Principal Executive Offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.	Name and Complete Address of Agents for Service:

FIRST TRUST PORTFOLIOS L.P.	CHAPMAN AND CUTLER LLP
Attention: James A. Bowen	Attention: Eric F. Fess
Suite 400	111 West Monroe Street
120 East Liberty Drive	Chicago, Illinois 60603
Wheaton, Illinois 60187

E.	Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.	Approximate Date of Proposed Sale to the Public:

_____Check if it is proposed that this filing will become effective on _____ at ____ p.m. pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED DECEMBER 10, 2021

                 Tax Exempt Municipal Income Trust, Series 322

                     The First Trust(R) Combined Series 613

The First Trust Combined Series 613 consists of a unit investment trust known as Tax Exempt Municipal Income Trust, Series 322 (the "Trust"). The
Trust invests in a portfolio of tax-exempt municipal bonds issued by or on behalf of certain states or United States territories which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from federal and, in certain instances, state and local income tax (the "Securities"). The Trust seeks income exempt from federal and, in certain instances, state and local income tax and to preserve capital.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR
DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH
THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS
NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO
BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                              FIRST TRUST(R)

                               800-621-1675

              The date of this prospectus is January __, 2022

                               Table of Contents

Summary of Essential Information                                             3
Fee Table                                                                    4
Report of Independent Registered Public Accounting Firm                      5
Statement of Net Assets                                                      6
Schedule of Investments                                                      7
The First Trust Combined Series                                             11
Portfolio                                                                   12
Estimated Returns                                                           12
Risk Factors                                                                12
Public Offering                                                             16
Distribution of Units                                                       18
Underwriting Concessions                                                    19
Underwriting                                                                20
The Sponsor's Profits                                                       20
The Secondary Market                                                        20
How We Purchase Units                                                       20
Expenses and Charges                                                        20
Tax Status                                                                  21
Rights of Unit Holders                                                      22
Income and Capital Distributions                                            23
Redeeming Your Units                                                        23
Removing Securities from the Trust                                          24
Amending or Terminating the Indenture                                       25
Information on the Sponsor, Trustee and Evaluator                           26
Other Information                                                           26
Description of Bond Ratings                                                 27
Federal Tax-Free Income                                                     28

                  Summary of Essential Information (Unaudited)

                 Tax Exempt Municipal Income Trust, Series 322

                      The First Trust Combined Series 613

   At the Opening of Business on the Initial Date of Deposit-January __, 2022

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units
Fractional Undivided Interest in the Trust per Unit                                                          1/
Principal Amount (Par Value) of Securities per Unit (1)                                                 $
Public Offering Price:
Public Offering Price per Unit (2)                                                                      $
    Less Maximum Sales Charge per Unit (3)                                                                     (   )
                                                                                                        ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)
    Less Organization Costs per Unit (5)                                                                       (   )                                                                                                               ___________
Net Asset Value per Unit (based on aggregate offer prices of Securities) (5)                            $
                                                                                                        ===========
Sponsor's Initial Repurchase Price per Unit (5)                                                         $
Redemption Price per Unit (based on aggregate bid prices of Securities) (5)                             $
Weighted Average Maturity of the Securities                                                                   years
First Settlement Date                                                                              January __, 2022
Termination Date (6)                                                                                  June 16, 2026
Ticker Symbol

Distributions (7):
     Estimated Net Annual Interest Income per Unit                                                      $
     Initial Distribution per Unit                                                                      $
     Estimated Regular Distributions per Unit                                                           $
Estimated Current Return (8)                                                                                     %
Estimated Long-Term Return (8)                                                                                   %
CUSIP Number
Fee Account CUSIP Number
Pricing Line Product Code

____________

(1) Because certain of the Securities may, in certain circumstances, be sold, redeemed or mature in accordance with their terms, the Unit value at the Termination Date may not equal the Principal Amount (Par Value) of
Securities per Unit stated above.

(2) The Public Offering Price shown above reflects the value of the
Securities at the opening of business on the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your
Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public
Offering Price per Unit will not include any accrued interest on the
Securities. After this date, a pro rata share of any accrued interest on the Securities will be included.

(3) You will pay a maximum sales charge of 3.50% of the Public Offering
Price per Unit (equivalent to 3.627% of the net amount invested).
Investors will not be assessed a sales charge on the portion of their
Units represented by cash deposited to pay the Trust's organization costs.

(4) Each Security is valued at its aggregate offering price. The initial evaluation for purposes of determining the purchase, sale or redemption price of Units on the Initial Date of Deposit will occur at the latter of
4:00 p.m. Eastern time or the effectiveness of the Trust. Thereafter, evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock
Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The Net Asset Value per Unit figure reflects the deduction of estimated organization costs, which will be deducted from the assets of the Trust at the end of the initial offering period. The Sponsor's Initial
Repurchase Price per Unit does not reflect the deduction of estimated organization costs until the end of the initial offering period as set forth under "Fee Table." The Redemption Price per Unit reflects the deduction of such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions will be paid on the twenty-fifth day of each month
("Distribution Date") to Unit holders of record on the tenth day of such month ("Distribution Record Date"). The amount of the Estimated Regular
Distributions per Unit was calculated on the basis of the Estimated Annual
Interest Income per Unit less the estimated annual expenses and divided by twelve. Each Unit holder will receive the Initial Distribution per Unit on
February 25, 2022. Estimated Regular Distributions per Unit will occur monthly, beginning March 25, 2022. The actual distribution you receive will vary from that set forth above with changes in the Trust's fees and expenses and with the sale, maturity or redemption of Securities. See "Fee
Table" and "Expenses and Charges." Distributions from the Principal
Account will be made monthly if the amount available for distribution equals at least $1.00 per Unit. See "Income and Capital Distributions."

(8) Estimated Current Return is calculated by dividing Estimated Net
Annual Interest Income per Unit by the Public Offering Price. Estimated
Long-Term Return is calculated using a formula which (1) factors in the relative weightings of the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities; and (2) takes into account a compounding factor, the sales charge and expenses. There is no assurance that the
Estimated Current and Long-Term Returns set forth above will be realized in the future because the various components used to calculate these figures, such as Trust expenses, market values and estimated retirements of the Securities, will change. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions with respect to when the Securities pay interest and when distributions are paid by the
Trust.

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of the Trust and receive distributions monthly. See "Public
Offering" and "Expenses and Charges." Although the Trust has a term of approximately ____ years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               ________
Unit Holder Sales Fees
  (as a percentage of public offering price)
     Maximum sales charge imposed on purchase                                                   3.50%(a)       $                                                                                                          =====          ======
                                                                                                =====          ======
Organization Costs
  (as a percentage of public offering price)
     Estimated organization costs                                                                   %(b)       $                                                                                                            =====          =====
                                                                                                =====          ======
Estimated Annual Trust Operating Expenses(c)
  (as a percentage of average net assets)
     Portfolio supervision, bookkeeping, administrative and evaluation fees                         %          $
     Trustee's fee and other operating expenses                                                     %(d)       $
                                                                                                _____          ______
        Total                                                                                       %          $
                                                                                                =====          ======

                                  Example

This example is intended to help you compare the cost of investing in the
Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that your Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

           1 Year        3 Years       5 Years       10 Years
           ______        _______       _______       ________
           $             $             $             $

The example will not differ if you hold rather than sell your Units at the end of each period.

____________

(a) The maximum sales charge consists entirely of an initial sales charge, deducted at the time of purchase. Investors will not be assessed a sales charge on the portion of their Units represented by cash deposited to pay the Trust's organization costs.

(b) Estimated organization costs will be deducted from the assets of the
Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(c) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(d) Other operating expenses do not include brokerage costs and other portfolio transaction fees. A portion of the Trustee's fee represents the cost to the Trustee of advancing funds to the Trust to meet scheduled distributions, to provide funds for payment of redemptions, or otherwise as required for the administration of the Trust. The Trustee can adjust the amount of its fee in response to, among other things, changes in short-
term interest rates and changes in the average cash balances on hand in the Trust Accounts. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                       Registered Public Accounting Firm

                            Statement of Net Assets

                 Tax Exempt Municipal Income Trust, Series 322

                      The First Trust Combined Series 613

   At the Opening of Business on the Initial Date of Deposit-January __, 2022

                                   NET ASSETS
Investment in Securities represented by Securities and/or purchase contracts (1)(2)                     $
Accrued interest on underlying Securities (2)(3)
Cash (2)
                                                                                                        __________
Less liability for reimbursement to Sponsor for organization costs (4)                                        (   )
Less distributions payable (3)                                                                                (   )
                                                                                                        __________
Net assets                                                                                              $
                                                                                                        ==========
Units outstanding
Net asset value per Unit (5)                                                                            $
                             ANALYSIS OF NET ASSETS
Cost to investors (6)                                                                                   $
Less maximum sales charge (6)                                                                                 (   )
Less estimated reimbursement to Sponsor for organization costs (4)                                            (   )
                                                                                                        __________
Net assets                                                                                              $
                                                                                                        ==========
_____________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of tax-exempt municipal bonds. Aggregate cost of the Securities listed under "Schedule of
Investments" is based on their aggregate underlying value. The Trust has a
Termination Date of June 16, 2026.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which $_________ is allocated to the Trust, has been deposited with the
Trustee as collateral, covering the monies necessary for the purchase of
Securities subject to purchase contracts ($   ) (which includes accrued
interest to the Initial Date of Deposit ($    )), cash ($   ) and accrued
interest from the Initial Date of Deposit to the later of the First
Settlement Date of the Trust or the expected dates of delivery of the
Securities ($   ). The Trustee will advance to the Trust the amount of net interest accrued to the First Settlement Date, which will be distributed to the Sponsor as Unit holder of record.

(3) The purchased interest on the underlying Securities accrued to the
Initial Date of Deposit will be distributed to the Sponsor as Unit holder of record.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of
establishing the Trust. These costs have been estimated at $    per Unit.
A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(5) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs, which will only be assessed to Units outstanding at the close of the initial offering period.

(6) The aggregate cost to investors in the Trust, excluding the amount held in cash deposited to pay the Trust's organization costs, includes a maximum sales charge computed at the rate of 3.50% of the Public Offering
Price per Unit (equivalent to 3.627% of the net amount invested), assuming no reduction of sales charge as set forth under "Public Offering."

                            Schedule of Investments

                 Tax Exempt Municipal Income Trust, Series 322

                      The First Trust Combined Series 613

   At the Opening of Business on the Initial Date of Deposit-January __, 2022

                                                                               Rating                         Cost of
Aggregate     Issue Represented by Securities or                              (Unaudited)  Redemption         Securities to the
Principal     Sponsor's Contracts to Purchase Securities (1)                   S&P (3)     Provisions (4)     Trust (2)(5)
_________     ______________________________________________                  ___________  ______________     _________________
              MUNICIPAL BONDS (100.00%):
$                                                                                                             $

                       Schedule of Investments (cont'd.)

                 Tax Exempt Municipal Income Trust, Series 322

                      The First Trust Combined Series 613

   At the Opening of Business on the Initial Date of Deposit-January __, 2022

                                                                               Rating                         Cost of
Aggregate     Issue Represented by Securities or                               (Unaudited)  Redemption        Securities to the
Principal     Sponsor's Contracts to Purchase Securities (1)                   S&P (3)      Provisions (4)    Trust (2)(5)
_________     ______________________________________________                  ___________   _____________     _________________
$                                                                                                             $

________                                                                                                      ________
$                Total Investments                                                                            $
========                                                                                                      ========

__________

See "Notes to Schedule of Investments" on page 9.

                        NOTES TO SCHEDULE OF INVESTMENTS

(1) The percentages shown in the Schedule of Investments represent the percentage of net assets. All Securities are represented by the actual
Securities and/or regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee.
The Sponsor entered into purchase contracts for the Securities on January
__, 2022, and the Sponsor expects that any outstanding purchase contracts as of January __, 2022 will settle on or prior to January __, 2022. The
Securities are obligations of issuers of certain states or United States territories. The Securities in the Trust are divided by source of revenue and represent the percentage of net assets as indicated by the following table:

Number of Issues        Source of Revenue        Portfolio Percentage
________________        _________________        ____________________
                                                              %
                                                              %
                                                              %
                                                              %
                                                              %
                                                              %
                                                              %
                                                              %

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the aggregate offering price of the Securities at the opening of business on the Initial Date of Deposit). The cost of the
Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $_____ and $_____, respectively. The cost of the Securities to the Sponsor may include the cost of and gain or loss on certain futures contracts entered into by the Sponsor in an effort to hedge the impact of interest rate fluctuations on the value of certain of the Securities to the extent the Sponsor entered into such contracts.
The aggregate bid price of the Securities at the opening of business on the Initial Date of Deposit was $_____ (unaudited).

(3) The ratings are by Standard & Poor's Financial Services LLC, a division of S&P Global Inc. ("S&P" or "Standard & Poor's") and are
unaudited. Such ratings were obtained from an information reporting service other than S&P. "NR" indicates no rating by S&P. Such Securities may, however, be rated by another nationally recognized statistical rating organization. "(e)" indicates an "Expected Rating" and is intended to anticipate Standard & Poor's forthcoming rating assignment. Expected
Ratings are generated by Bloomberg Finance L.P. ("Bloomberg") based on sources it considers reliable or established Standard & Poor's rating practices. Expected Ratings exist only until Standard & Poor's assigns a rating to the issue. There is no guarantee that the ratings, when assigned, will not differ from those currently expected. See "Description of Bond Ratings."

(4) Certain Securities may be redeemed before their stated maturity. This column shows when a Security is initially redeemable and the redemption price for that year. Securities are redeemable at declining prices (but not below par value) in subsequent years. S.F. indicates a sinking fund is established with respect to an issue of Securities. Certain Securities may also be redeemed in whole or in part other than by operation of the stated
redemption provisions under certain circumstances, including the occurrence of certain "extraordinary" events, detailed in the instruments creating them. These "extraordinary" events typically include acts of God, war, a change in law or the tax-exempt nature of the distributions and other items outside the control of the issuer. Such redemption provisions may result in a redemption price less than the value of the Securities on the Initial Date of Deposit. Redemption pursuant to call provisions generally will occur at times when the redeemed Securities have an offering side valuation which represents a premium over par. To the extent that Securities were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units.
Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and
Unit holders will receive a distribution of the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Securities are used to pay for Unit redemptions). Estimated
Current Return and Estimated Long-Term Return may also be affected by such redemptions.

(5) In accordance with Financial Accounting Standards Board Accounting
Standards Codification 820 ("ASC 820"), "Fair Value Measurement," fair value is defined as the price that the Trust would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes.
Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable.
Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity.
Unobservable inputs are inputs that may reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels: Level 1 which represents quoted prices in active markets for identical investments; Level 2 which represents fair value based on other significant observable inputs (including, quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are non-active, inputs other than quoted prices that are observable for the investment (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates) or inputs that are derived from or corroborated by observable market data by correlation or other means); and Level 3 which represents fair value based on significant unobservable inputs (including the Trust's own assumptions in determining the fair value of investments).
At the date of deposit, all of the Trust's investments are classified as
Level 2; the valuation on the date of deposit was determined by the
Evaluator using offering prices provided by third-party pricing services.
The inputs used by these third party pricing services were based upon significant observable inputs, that included, but were not limited to, the items noted above.

(6) These Securities were, or will be, issued at an original issue discount on the following dates and at the following percentages of their original principal amount:

                                                         Date      %
                                                         _____  ______
                                                                   %
                                                                   %
                                                                   %
                                                                   %
                                                                   %
                                                                   %

(7) Insurance has been obtained by the issuer of this Security. Such insurance coverage continues in force so long as a Security is outstanding and the insurer remains in business. For Securities with credit support from third party guarantees, the rating reflects the greater of the underlying rating of the issuer or the insured rating. See "Risk Factors"
in the prospectus for a discussion of risks of investing in insured
Securities.

              The First Trust Combined Series

The First Trust Combined Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of an investment company which we have named
The First Trust Combined Series. The series to which this prospectus relates, The First Trust Combined Series 613, consists of a single portfolio known as Tax Exempt Municipal Income Trust, Series 322.

The Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between First Trust Portfolios L.P., as Sponsor,
The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as
Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND
RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE
SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited municipal bonds and/or contracts for municipal bonds (including a letter of credit or the equivalent) with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units
("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of
Investments"), adjusted to reflect the occurrence of an event which affects the capital structure of the issuer of a Security or a sale of a
Security made as described in "Removing Securities from the Trust."

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trust, on a market value basis, will also change daily.
The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment.
This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the
Trustee may retain and pay us (or our affiliate) to act as agent for the
Trust to buy Securities. If we or an affiliate of ours act as agent to the
Trust, we will be subject to the restrictions under the Investment Company
Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities will mature or may be redeemed prior to the Termination Date or may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However,
Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the
Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the
Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security the Trust acquires will meet requirements specified in the Indenture.

                         Portfolio

Objectives.

The Trust seeks to distribute income that is exempt from federal and, in certain instances, state and local income taxes and to preserve capital by investing in a portfolio of investment grade tax-exempt municipal bonds.
Under normal circumstances, the Trust will invest at least 80% of its assets in tax-exempt municipal bonds.

Portfolio Selection Process.

The Sponsor utilized various metrics to select the Securities for the
Trust, including various sources of revenue and/or any such criteria as the Sponsor deemed appropriate in relation to the Trust's investment objectives.

As of the Initial Date of Deposit, all of the Securities were rated "BBB-"
or better by Standard & Poor's, or of comparable quality by another nationally recognized statistical rating organization. See "Description of
Bond Ratings." After the Initial Date of Deposit, a Security's rating may be lowered. This would not immediately cause the Security to be removed from the Trust, but may be considered by us in determining whether to direct the Trustee to dispose of such Security. See "Removing Securities from the Trust."

Alternative Minimum Tax. The Securities included in the Trust's portfolio are exempt from the alternative minimum tax.

Because certain Securities are expected to be redeemed before their stated
maturity, the Trust has an expected life of approximately ___ years. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely.

Additional Portfolio Contents.

In addition to the investments described above, the Trust has exposure to the following investments: general obligation and revenue bonds.

As with any similar investments, there can be no guarantee that the objectives of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                     Estimated Returns

The Estimated Current and Long-Term Returns set forth in the "Summary of
Essential Information" are estimates and are designed to be comparative rather than predictive. We cannot predict your actual return, which will vary with Unit price, how long you hold your investment and with changes in the portfolio, interest income and expenses. In addition, neither rate reflects the true return you will receive, which will be lower, because neither includes the effect of certain delays in distributions with respect to when the Securities pay interest and when distributions are paid by the Trust. Estimated Current Return equals the estimated annual interest income to be received from the Securities less estimated annual
Trust expenses, divided by the Public Offering Price per Unit (which includes the initial sales charge). Estimated Long-Term Return is a measure of the estimated return over the estimated life of the Trust and is calculated using a formula which (1) factors in the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of the Securities, and
(2) takes into account a compounding factor, the sales charge and expenses. Unlike Estimated Current Return, Estimated Long-Term Return
reflects maturities, discounts and premiums of the Securities in the
Trust. We will provide you with estimated cash flows for the Trust at no charge upon your request.

                       Risk Factors

Price Volatility. The Trust invests in municipal bonds. The value of the
Securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. The value of the Securities will also fluctuate with changes in investors' perceptions of an issuer's financial condition or the general condition of the municipal bond market, changes in inflation rates or when political or economic events affecting the issuers occur.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Interest. There is no guarantee that the issuers of the Securities will be able to satisfy their interest payment obligations to the Trust over the life of the Trust.

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

An outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019 and has resulted in a global pandemic and major disruptions to economies and markets around the world. The transmission of COVID-19 and efforts to contain its spread have resulted in international border closings, enhanced health screenings, expanded healthcare services and expenses, quarantines and other restrictions on business and personal activities, cancellations, disruptions to supply chains and consumer activity, as well as general public concern and uncertainty. Financial markets have experienced extreme volatility and severe losses, negatively impacting global economic growth prospects. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty and may exacerbate other pre-existing political, social and economic risks.

Governments and central banks, including the Federal Reserve, have taken extraordinary and unprecedented actions to support local and global economies and financial markets. These measures have included, among other policy responses, a $700 billion quantitative easing program, a reduction of the Federal funds rate to near-zero, and numerous economic stimulus packages. The impact of these and additional measures taken in the future, and whether they will be effective in mitigating economic and market disruptions, including upward pressure on prices, will not be known for some time. Additionally, market uncertainty remains high during the expanding roll out of COVID-19 vaccines and treatments in combination with measures taken by the administration, expectations for additional stimulus packages and as businesses begin to plan for a transition back to the workplace.

Municipal Securities. The Trust invests in tax-exempt municipal bonds.
Municipal bonds are debt obligations issued by states or political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes.
Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased.
Many municipal bonds may be called or redeemed prior to their stated
maturity, an event which is more likely to occur when interest rates fall.
In such an occurrence, you may not be able to reinvest the money you receive in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by the Trust and would therefore impact the price of both the Securities and the Units.

Acts of terrorism and any resulting damage may not be covered by insurance on the bonds. Issuers of the bonds may therefore be at risk of default due to losses sustained as a result of terrorist activities.

The costs associated with combating the COVID-19 pandemic and the negative impact on tax revenues has adversely affected the financial condition of many states and political subdivisions. As a result, an increasing number of municipalities have been unable to make payments on existing debt obligations. This increase in defaults has resulted in many municipal issuers making draws on reserves, further impacting the value of bonds. To aid municipalities, the Federal Reserve and the U.S. Treasury announced the Municipal Liquidity Facility ("MLF") program on April 9, 2020 under which the Federal Reserve will lend on a recourse basis to a special purpose vehicle to purchase up to $500 billion of eligible notes from cities and states subject to certain population thresholds and other requirements. The Federal Reserve's MLF program provides a backstop for issuers to help meet the cash shortfall from lower revenues tied to the
COVID-19 pandemic. In addition, Congress included provisions in the
Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") to
provide $150 billion in federal aid to state and local governments for
COVID-19 relief efforts. Different states are taking different approaches, depending on the status of their budgets prior to the COVID-19 crisis and how significantly they have been impacted by the pandemic. The Federal government may provide additional relief for municipalities, however additional federal funding for state and local governments is uncertain.
It is impossible to assess the long-term impact of these government interventions on the municipal bond market, as many of the programs are just beginning to be operationalized. The ongoing effects of the COVID-19 pandemic could result in continuing financial difficulties for municipal issuers, increasing the risk of additional defaults and volatility in the market, which could negatively impact the performance of the Trust.

General Obligation and Revenue Bonds. General obligation bonds are general obligations of a governmental entity that are backed by the taxing power of such entity. All other Securities held by the Trust are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors.

Insurance Risk. Certain of the Securities held by the Trust are covered by insurance policies obtained by the issuers or underwriters of the bonds from insurance companies. The "Schedule of Investments" identifies the insurers of such Securities. Insurance guarantees the timely payment, when due, of all principal and interest on the insured Securities. Such insurance is effective so long as the insured Security is outstanding and the insurer remains in business. Insurance relates only to the particular
Security and not to the Units offered hereby or to their market value.
Insured Securities have received the rating described in the "Schedule of
Investments" by Standard & Poor's, if any, in recognition of such insurance. There can be no assurance that any insurer listed will be able to satisfy its commitments in the event claims are made in the future.
Certain significant providers of insurance for municipal securities have recently incurred significant losses as a result of exposure to sub-prime mortgages and other lower credit quality investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such losses have reduced the insurers' capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the rating of the underlying municipal security will be more relevant and the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security would decline and may not add any value.

Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

Because the insurance on the Securities, if any, will be effective so long as the Securities are outstanding, such insurance will be taken into account in determining the market value of the Securities and therefore, some value attributable to such insurance will be included in the value of the Units of the Trust. The insurance does not, however, guarantee the market value of the Securities or of the Units.

Discount Bonds. Discount bonds are bonds which have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the

Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. The market discount on previously issued bonds will increase when interest rates for newly issued comparable bonds increase and decrease when such interest rates fall, other things being equal. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Tax Status."

On sale or redemption, Unit holders may receive ordinary income dividends from the Trust if the Trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short term capital gain. In general, the Internal Revenue Service will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. Any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income.

Original Issue Discount Bonds. ______ of the Securities are considered original issue discount bonds. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value.
Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. The
Trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. The Trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the
Trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and greater increments as the bonds approach maturity.

The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

Premium Bonds. Premium bonds are bonds which have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the
Trust were higher than the current market interest rates for newly issued bonds of comparable rating and type. The current returns of such bonds are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemptions are more likely to occur at times when the bonds have an offering side valuation which represents a premium over par, or for original issue discount bonds, a premium over the accreted value.
To the extent that the Securities were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the
Units. The Trust may be required to sell zero coupon bonds prior to maturity (at their current market price which is likely to be less than their par value) in order to pay expenses of the Trust or in case the
Trust is terminated. See "Removing Securities from the Trust" and
"Amending or Terminating the Indenture."

Interest Rate Risk. Interest rate risk is the risk that the value of the
Securities will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall.
Bonds with longer periods before maturity are often more sensitive to interest rate changes. Due to the current period of historically low rates, the bonds held by the Trust may be subject to a greater risk of rising interest rates than would normally be the case.

Credit Risk. Credit risk is the risk that a security's issuer is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments.

Call Risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher than market interest rate or if the issuer no longer needs the money for its original purpose. If an issuer calls a bond, the Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal in another investment with as high a yield. A bond's call price could be less than the price the Trust paid for the bond and could be below the bond's par value. This means you could receive less than the amount you paid for your Units. The Trust contains bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Trust. If enough bonds in the Trust are called, the Trust could terminate early.

Extension Risk. If interest rates rise, certain obligations may be paid off by the obligor at a slower rate than expected, which will cause the value of such obligations to fall.

Prepayment Risk. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates.

Valuation Risk. Unlike publicly traded securities that trade on national securities exchanges, there is no central place or exchange for trading most debt securities. Debt securities generally trade on an "over-the-
counter" market. Due to the lack of centralized information and trading, the valuation of debt securities may carry more uncertainty and risk than that of publicly traded securities. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Also, because the available information is less reliable and more subjective, elements of judgment may play a greater role in valuation of debt securities than for other types of securities.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

Liquidity Risk. Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange). During times of reduced market liquidity, the Trust may not be able to sell Securities readily at prices reflecting the values at which the Securities are carried on the Trust's books. Sales of large blocks of securities by market participants, such as the Trust, that are seeking liquidity can further reduce security prices in an illiquid market.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the
Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the
Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the
Trust does not directly control the cybersecurity systems of issuers or third-party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed which may have a negative impact on the prices of certain of the municipal bonds represented in the Trust. Any legislation that proposes to reduce or eliminate the exemption of interest on municipal bonds from federal income taxation would negatively impact the value of the municipal bonds held by the Trust. In addition, litigation regarding any of the issuers of the municipal bonds, such as litigation affecting the validity of certain municipal bonds or the tax-free nature of the interest thereon, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities or on the issuers thereof.

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Interest and Principal Accounts of the
Trust;

- Net interest accrued but unpaid on the Securities after the First
Settlement Date to the date of settlement; and

- The sales charge.

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the offering prices of the Securities, changes in the value of the Interest and/or Principal Accounts and the accrual of interest on the Securities.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the
Securities Exchange Act of 1934, as amended.

Organization Costs. Cash which comprises the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for the
Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) has been included in the Trust. The Sponsor will be reimbursed for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust.

Accrued Interest.

Accrued interest represents unpaid interest on a bond from the last day it paid interest. Interest on the Securities generally is paid semiannually, although the Trust accrues such interest daily. Because the Trust always has an amount of interest earned but not yet collected, the Public
Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest you paid for on the next Distribution Date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of accrued interest from the purchaser of your
Units.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally
$1,000 worth of Units ($1,000 if you are purchasing Units for your
Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Sales Charges.

Initial Offering Period. The maximum sales charge during the initial offering period equals 3.50% of the Public Offering Price (equivalent to
3.627% of the net amount invested).

Secondary Market. The maximum sales charge during the secondary market is determined based upon the number of years remaining to the maturity of each Security in the Trust, but in no event will the secondary market sales charge exceed 3.75% of the Public Offering Price (equivalent to
3.896% of the net amount invested). For purposes of computation,
Securities will be deemed to mature either on their expressed maturity dates, or an earlier date if: (a) they have been called for redemption or funds have been placed in escrow to redeem them on an earlier call date;
or (b) such Securities are subject to a "mandatory tender." The effect of this method of sales charge computation will be that different sales charge rates will be applied to each of the Securities, in accordance with the following schedule:

                                               Secondary
                                                  Market
Years to Maturity                           Sales Charge
________________________________________________________
Less than 3                                        1.50%
3 but less than 6                                  2.25%
6 but less than 9                                  2.75%
9 but less than 12                                 3.25%
12 or more                                         3.75%

Discounts for Certain Persons.

The maximum sales charge is 3.50% per Unit and the maximum dealer concession is 2.60% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b)
charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will purchase Units subject to a sales charge of 0.60% of the Public Offering Price
(equivalent to 0.604% of the net amount invested). These Units will be designated as Fee Account Units and assigned a Fee Account CUSIP Number.
Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the
Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which
U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows:

a) On the basis of current market offering prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;

b) If such prices are not available for any of the Securities, on the basis of current market offering prices of comparable bonds;

c) By determining the value of the Securities on the offering side of the market by appraisal; or

d) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The offering price of the Securities may be expected to be greater than their bid price by approximately 1-3% of the aggregate principal amount of such Securities.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states.
All Units will be sold at the current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the
Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 2.60% per Unit during the
Initial Offering Period (80% of the maximum sales charge for secondary market sales), but will not receive a concession or agency commission on the sale of Fee Account Units.

Underwriters other than the Sponsor will sell Units to other broker-dealer and selling agents (including the Sponsor) at the Public Offering Price less a concession or agency commission not in excess of a maximum concession of 2.70%.

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                   Additional
(in millions)                                 Concession
________________________________________________________
$25 but less than $100                            0.035%
$100 but less than $150                           0.050%
$150 but less than $250                           0.075%
$250 but less than $1,000                         0.100%
$1,000 but less than $5,000                       0.100%
$5,000 but less than $7,500                       0.100%
$7,500 or more                                    0.100%

Dealers and other selling agents will not receive a concession on the sale of Fee Account Units, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First
Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell
Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The
Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as
"revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis.
In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3)
information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The
investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                 Underwriting Concessions

The Agreement Among Underwriters provides that a public offering of the
Units of each Trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Distribution of Units."

The Sponsor will sell Units of the Trust to Underwriters on the Initial
Date of Deposit at the Public Offering Price per Unit less a concession of
2.85% per Unit underwritten, based on a minimum underwriting of 1,000
Units. Underwriting concessions also apply on a dollar basis using a
$1,000 Unit equivalent and will be applied on whichever basis is more favorable to the Underwriter. In addition, Underwriters that underwrite at least 3,000 Units will receive a volume concession of up to 0.100% on the
Units actually underwritten, but are not eligible to receive the volume concession as described in "Distribution of Units."

In addition to any other benefits that the Underwriters may realize from the sale of the Units of the Trust, the Agreement Among Underwriters
provides that the Sponsor will share with the other Underwriters, on a pro rata basis, 50% of the net gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the Aggregate Offering Price thereof on the Initial Date of Deposit, less a charge for acquiring the Securities in the portfolio and for the Sponsor maintaining a secondary market for the Units.

                       Underwriting

                                                  Number
Name and Address                                 of Units
________________                                 ________

SPONSOR:
First Trust Portfolios L.P.
  120 East Liberty Drive
  Wheaton, Illinois 60187

UNDERWRITER:

                                                  _______

                                                  =======

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit less any reduction as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the
Evaluator fees and Trustee costs to transfer and record the ownership of
Units. We may discontinue purchases of Units at any time. IF YOU WISH TO
DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES
BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per
Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender
Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the
Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table."
If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the
Interest Account of the Trust if funds are available, and then from the
Principal Account. The Interest and Principal Accounts are non-interest-
bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio
Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. In addition, the Portfolio Supervisor may, at its own expense, employ one or more sub-Portfolio Supervisors to assist in providing services to the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliate for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

In addition to the Trust's operating expenses, and the fees set forth above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the
Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the
Trust;
and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Interest or
Principal Account, the Trustee has the power to sell Securities to make cash available to pay these charges. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers.
For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Interest and Principal Accounts, regardless of tax structure. Please refer to the "Income and Capital
Distributions" section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a
RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the Trust.

Income from the Trust.

After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends, exempt-interest dividends and return of capital.
Income that is categorized as exempt-interest dividends generally is excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends may be taken into account for alternative minimum tax purposes and may have other tax consequences.
Income reported is generally net of expenses (but see "Treatment of Trust
Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your
Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. The distributions from the Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from the Trust, including capital gains but not exempt-interest dividends, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

The Trust may be required to recognize income on some of its investments without receiving cash in exchange for the investments. The Trust would still be required to make distributions to maintain its RIC status, so depending upon the circumstances, some assets of the Trust may need to be sold to fund the required distributions.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your
Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-
term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to exempt-interest income or certain other interest income, may not be subject to U.S. withholding taxes. In addition, some non-U.S.
investors may be eligible for a reduction or elimination of U.S.
withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax
Compliance Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This
FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends.
However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company
("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by
DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Interest Account and Principal Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

By February 15th yearly, the Annual Reports are posted to the Sponsor's website (www.ftportfolios.com) in the UIT Tax Center and retrievable by
CUSIP. You may also request one be sent to you by calling the Sponsor at
800-621-1675, dept. code 2. In addition, you may also request from the
Trustee copies of the evaluations of the Securities as prepared by the
Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit interest received on the Trust's
Securities to the Interest Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the
Principal Account of the Trust.

After deducting the amount of accrued interest the Trustee advanced to us as Unit holder of record as of the First Settlement Date, the Trustee will distribute to Unit holders of record on the next and each following
Distribution Record Date an amount of income substantially equal to their pro rata share of the balance of the Interest Account calculated on the basis of the interest accrued per Unit on the Securities from and including the preceding Distribution Record Date, after deducting estimated expenses. See "Summary of Essential Information" for the Trust.
The amount of the initial distribution of income from the Interest Account will be prorated based on the number of days in the first payment period.
Because interest is not received by the Trust at a constant rate throughout the year, the distributions you receive may be more or less than the amount credited to the Interest Account as of the Distribution
Record Date. In order to minimize fluctuations in distributions, the
Trustee is authorized to advance such amounts as may be necessary to provide distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds in the
Interest Account at the next Distribution Record Date to the extent funds available exceed the amount required for distribution. The Trustee will distribute capital from the Principal Account on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per Unit. However, amounts in the Principal Account from the sale of Securities designated to meet redemptions of Units or pay expenses will not be distributed. If the
Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Interest or Principal Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

Within a reasonable time after the Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Interest and Principal Accounts. All Unit holders will receive a pro rata share of any other assets remaining in the Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the
Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the
Redemption Price per Unit calculated at the Evaluation Time on the Date of
Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m.
Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing interest will be withdrawn from the Interest Account if funds are available for that purpose, or from the Principal Account. All other amounts paid on redemption will be taken from the Principal Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

The Trustee may sell Securities in the Trust to make funds available for redemption. If Securities are sold, the size and diversification of the
Trust will be reduced. These sales may result in lower prices than if the
Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment)
may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Interest and Principal Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. accrued interest on the Securities; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5.liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security has defaulted in the payment of principal or interest on the Security;

- Any action or proceeding seeking to restrain or enjoin the payment of principal or interest on the Security has been instituted;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of principal or interest on the Security, the issuer's credit standing, or otherwise damage the sound investment character of the
Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- The Security is the subject of an advanced refunding;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or
(ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a "regulated investment company";

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Security;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

If a Security defaults in the payment of principal or interest and no provision for payment is made, the Trustee must notify us of this fact. If we fail to instruct the Trustee whether to sell or hold the Security within 30 days of our being notified, the Trustee may, in its discretion,

sell any defaulted Securities and will not be liable for any depreciation or loss incurred thereby.

Except for instances in which the Trust acquires Replacement Securities as described in "The First Trust Combined Series," the Trust will generally not acquire any bonds or other property other than the Securities. The
Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged bonds or property in exchange for a Security. In that regard, we may instruct the Trustee to accept such an offer or to take any other action with respect thereto as we may deem proper if the issuer is in default with respect to such
Securities or in our written opinion the issuer will likely default in respect to such Securities in the foreseeable future. Any obligations received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as
Securities originally deposited in the Trust. We may get advice from the
Portfolio Supervisor before reaching a decision regarding the receipt of new or exchange securities or property. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged bonds or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the
Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. We will maintain a list with the Trustee of which Securities should be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate upon the redemption, sale or other disposition of the last Security held in the
Trust, but in no case later than the Termination Date as stated in the
"Summary of Essential Information." The Trust may be terminated prior to the Termination Date:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than 20% of the aggregate principal amount of
Securities deposited in the Trust during the initial offering period
("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than
60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Termination Date.

The Trustee will notify you of any termination prior to the Termination
Date. You will receive a cash distribution from the sale of the remaining
Securities, along with your interest in the Interest and Principal
Accounts of the Trust, within a reasonable time after the Trust is terminated. The sale of Securities upon termination may result in a lower sales price than might otherwise be realized if the sale were not required at that time. For this reason, among others, the amount realized by a Unit holder upon termination may be less than the principal amount of
Securities per Unit or value at the time of purchase. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the
Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

         Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First
Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as
Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $500 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2020, the total partners' capital of First Trust
Portfolios L.P. was $82,953,781.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New
York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New
York State Department of Financial Services and the Board of Governors of
the Federal Reserve System, and its deposits are insured by the Federal
Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the
Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago,
Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard &
Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the
SEC and to which we have referred throughout. This information states more specific risk information about the Trust.

               Description of Bond Ratings*

          * As published by Standard & Poor's.

Standard & Poor's.

An S&P Global Ratings' issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings'
view of the obligor's capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings.

Issue credit ratings are based, in varying degrees, on S&P Global Ratings'
analysis of the following considerations:

1. The likelihood of payment: the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

2. The nature and provisions of the financial obligation, and the promise we impute; and

3. The protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

An issue rating is an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above.
(Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA An obligation rated `AAA' has the highest rating assigned by S&P
Global Ratings. The obligor's capacity to meet its financial commitments on the obligation is extremely strong.

AA  An obligation rated `AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitments on the obligation is very strong.

A   An obligation rated `A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitments on the obligation is still strong.

BBB An obligation rated `BBB' exhibits adequate protection parameters.
However, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitments on the obligation.

Obligations rated `BB,' `B,' `CCC,' `CC' and `C' are regarded as having significant speculative characteristics. `BB' indicates the least degree of speculation and `C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB  An obligation rated `BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitments on the obligation.

B   An obligation rated `B' is more vulnerable to nonpayment than obligations rated `BB,' but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial,

or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments on the obligation.

CCC An obligation rated `CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC  An obligation rated `CC' is currently highly vulnerable to nonpayment.
The `CC' rating is used when a default has not yet occurred but S&P Global
Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C   An obligation rated `C' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D   An obligation rated `D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the `D' rating category is used when payments on an obligation are not made on the date due, unless
S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The `D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to `D' if it is subject to a distressed exchange offer.

Ratings from `AA' to `CCC' may be modified by the addition of a plus (+)
or minus (-) sign to show relative standing within the rating categories.

Expected Ratings are designated on the "Schedule of Investments" by an
"(e)" after the rating code. Expected Ratings are intended to anticipate
S&P's forthcoming rating assignments. Expected Ratings are generated by
Bloomberg based on sources it considers reliable or established S&P rating practices. Expected Ratings exist only until S&P assigns a rating to the issue.

"NR" indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard &
Poor's does not rate a particular obligation as a matter of policy.

Disclaimer Notice. This may contain information obtained from third parties, including ratings from credit ratings agencies such as Standard &
Poor's. Reproduction and distribution of third party content in any form is prohibited except with the prior written permission of the related third party. Third party content providers do not guarantee the accuracy, completeness, timeliness or availability of any information, including ratings, and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such content. THIRD PARTY CONTENT PROVIDERS GIVE NO EXPRESS OR
IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF
MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. THIRD PARTY
CONTENT PROVIDERS SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT,
INCIDENTAL, EXEMPLARY, COMPENSATORY, PUNITIVE, SPECIAL OR CONSEQUENTIAL
DAMAGES, COSTS, EXPENSES, LEGAL FEES, OR LOSSES (INCLUDING LOST INCOME OR
PROFITS AND OPPORTUNITY COSTS OR LOSSES CAUSED BY NEGLIGENCE) IN
CONNECTION WITH ANY USE OF THEIR CONTENT, INCLUDING RATINGS. Credit
ratings are statements of opinions and are not statements of fact or recommendations to purchase, hold or sell securities. They do not address the suitability of securities or the suitability of securities for investment purposes, and should not be relied on as investment advice.

                  Federal Tax-Free Income

The taxable equivalent yield is the current yield you would need to earn on a taxable investment in order to equal a stated tax free yield on a municipal investment. To assist you to more easily compare municipal investments like the Trust with taxable alternative investments, the table below presents the approximate taxable equivalent yields for individuals for a range of hypothetical tax free yields assuming the stated marginal federal tax rates for 2021 listed below. The table does not reflect (i)
any federal limitations on the amount of allowable itemized deductions or any phase-outs of exemptions or credits, (ii) any state or local taxes imposed, or (iii) any alternative minimum taxes or any taxes other than federal personal income taxes. In addition, note that certain investment income may also be subject to a 3.80% "Medicare tax."

                                                   NATIONAL TAX EQUIVALENT TABLE
------------------------------------------------------------------------------------------------------------------------------
              Taxable Income                                                Tax-Exempt Estimated Current Return

Single                Joint                Tax         1.00%      1.50%      2.00%      2.50%      3.00%      3.50%      4.00%
Return                Return               Rate                        Equivalent Taxable Estimated Current Return
------------------    ------------------   --------   --------   --------   --------   --------   --------   --------   --------
$     0 -   9,950     $     0 -   19,900   10.00%      1.11%      1.67%      2.22%      2.78%      3.33%      3.89%      4.44%
  9,950 -  40,525      19,900 -   81,050   12.00%      1.14%      1.70%      2.27%      2.84%      3.41%      3.98%      4.55%
 40,125 -  86,375      81,050 -  172,750   22.00%      1.28%      1.92%      2.56%      3.21%      3.85%      4.49%      5.13%
 86,375 - 164,925     172,750 -  329,850   24.00%      1.32%      1.97%      2.63%      3.29%      3.95%      4.61%      5.26%
164,925 - 209,425     329,850 -  418,850   32.00%      1.47%      2.21%      2.94%      3.68%      4.41%      5.15%      5.88%
209,425 - 523,600     418,850 -  628,300   35.00%      1.54%      2.31%      3.08%      3.85%      4.62%      5.38%      6.15%
     Over 523,600           Over 628,300   37.00%      1.59%      2.38%      3.17%      3.97%      4.76%      5.56%      6.35%
     Over 523,600           Over 628,300   40.80%*     1.69%      2.53%      3.38%      4.22%      5.07%      5.91%      6.76%

* This is the maximum stated regular federal tax rate of 37.00% plus the
3.80% Medicare tax imposed on the net investment income of certain taxpayers. The Medicare tax could also apply to taxpayers in other tax brackets. This tax generally applies to net investment income if the taxpayer's adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and
$200,000 in the case of single individuals. Tax-exempt interest income is generally not included in net investment income for purposes of this tax.

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                                 FIRST TRUST(R)

                     THE FIRST TRUST(R) COMBINED SERIES 613
                 TAX EXEMPT MUNICIPAL INCOME TRUST, SERIES 322

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.
                            ________________________

    When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
   MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL
    THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD
                  IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

               - Securities Act of 1933 (file no. 333-______) and

               - Investment Company Act of 1940 (file no. 811-02541)

   Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C.
   Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                      SEC's Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov

                             January __, 2022

            PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                              FIRST TRUST(R)

                    The First Trust(R) Combined Series

                          Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in
The First Trust Combined Series 613 not found in the prospectus for the
Trust. This Information Supplement is not a prospectus and does not include all of the information that you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated January __, 2022. Capitalized terms have been defined in the prospectus.

                             Table of Contents

Risk Factors                                                   1
   Insurance Risk                                              1
Municipal Securities                                           2
   Education Revenue Securities                                2
   Health Care Revenue Securities                              2
   Industrial Revenue Securities                               3
   Lease Obligation Revenue Securities                         3
   Multi-Family Mortgage Revenue Securities                    3
   Resource Recovery Facility Revenue Securities               4
   Single Family Mortgage Revenue Securities                   4
   Special Tax Revenue Securities                              4
   Tax Allocation Revenue Securities                           4
   Transportation Facility Revenue Securities                  5
   Utility Revenue Securities                                  5
   Water and Sewerage Revenue Securities                       5
   Discount Securities                                         5
   Original Issue Discount Securities                          6
   Premium Securities                                          6
   When Issued Securities                                      6
   Zero Coupon Securities                                      6

Risk Factors

The Trust will invest most of its net assets in securities issued by or on behalf of (or in certificates of participation in lease-purchase obligations of) certain states or United States Territories which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from federal and applicable state and local income tax. The Trust is therefore susceptible to general or particular economic, political or regulatory factors that may affect issuers of such obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain national issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

The timely payment of principal of and interest on certain of the
Securities may be guaranteed by bond insurance purchased by certain of the issuers or other parties.

Insurance Risk. Certain of the bonds held by the Trust may be insured. In the case of insured bonds, insurance has been obtained either by the issuer or underwriters of bonds in the Trust, by a prior owner of such bonds, or by the Sponsor prior to the deposit of such bonds in the Trust guaranteeing prompt payment of interest and principal, when due, in respect of such bonds in the Trust. The premium for any preinsured bond insurance has been paid by such issuer, by a prior owner of such bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the bonds so insured are outstanding and the respective preinsured bond insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the insurers have no obligation to insure any issue adversely affected by either of the above described events.

In the event of nonpayment of interest or principal, when due, in respect of a bond, an insurer shall make such payment after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the
Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in the Trust should discuss with their tax advisors the degree of reliance which they may place on this letter ruling.

Each insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

There have been a number of recent developments with respect to ratings actions impacting insurance companies by the rating agencies, Standard &
Poor's Financial Services LLC, a division of S&P Global Inc. ("S&P"),
Moody's Investors Service, Inc. ("Moody's") and Fitch Ratings Ltd.
("Fitch"). In light of the ongoing nature of ratings actions or announcements by the rating agencies, you should consult announcements by the rating agencies, the websites of the rating agencies and the websites of the insurers for the then current publicly available information. These ratings actions have had a significant impact on the ability of insurers to compete in the financial guarantee business.

Municipal Securities

Bonds held directly by the Trust, or bonds held by Closed-End Funds or
ETFs in which the Trust invests, may be general obligations of a governmental entity that are backed by the taxing power of such entity.
Other bonds in the funds may be revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in the funds, both within a particular classification and between classifications, depending on numerous factors. A description of certain types of revenue bonds follows.

Education Revenue Securities. Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of
"college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Health Care Revenue Securities. Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program.

Industrial Revenue Securities. Certain of the bonds may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are taxable or tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-
caused illnesses, extensive competition and financial deterioration resulting from a complete restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness, which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or affected. The IRBs in a fund may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other bonds in the funds prior to the stated maturity of such bonds.

Lease Obligation Revenue Securities. Certain of the bonds may be lease obligations issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings (schools, administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, these obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These obligations are also subject to construction and abatement risk in many states-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee. In these cases, insurance provisions designed to alleviate this risk become important credit factors. In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the re-letting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-
called "substitution safeguard," which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate, even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

Multi-Family Mortgage Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of multi-family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In one situation the
New York City Housing Development Corporation, in reliance on its interpretation of certain language in the indenture under which one of its bond issues was created, redeemed all of such issue at par in spite of the fact that such indenture provided that the first optional redemption was to include a premium over par and could not occur prior to 1992.

Resource Recovery Facility Revenue Securities. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in the funds prior to the stated
maturity of the Securities.

Single Family Mortgage Revenue Securities. Certain of the bonds may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal
Revenue Code, which Section contains certain ongoing requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively from the date of issuance.

Special Tax Revenue Securities. Certain of the bonds may be special tax bonds payable from and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the purchase of fuel, on the rental of automobiles or on the consumption of liquor.
Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Revenue Securities. Certain of the bonds may be tax allocation bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates.
Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Transportation Facility Revenue Securities. Certain of the bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Utility Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are primarily derived from the sale of energy.
Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition,
Federal, state and municipal governmental authorities may from time to time review existing legislation and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such bonds to make payments of principal and/or interest on such bonds.

Water and Sewerage Revenue Securities. Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

Discount Securities. Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

Original Issue Discount Securities. Certain of the bonds are considered original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for
Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the bonds approach maturity.

Premium Securities. Certain of the bonds may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased by the fund were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable.
Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield.
Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value.

When Issued Securities. "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the bonds can only be delivered when the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing until the bonds are delivered to an investor. An investor may have to adjust their tax basis if the bonds are delivered after their expected delivery date. Any adjustment would reflect interest that accrued between the time of purchase and the time of delivery of the bonds. In addition, an investor may experience gains or losses on these bonds from the time of purchase even though the investor has not received them.

Zero Coupon Securities. Zero coupon bonds (which include bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds) do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-
annual basis and (2) providing for the reinvestment of the bond's semi-
annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond.

CONTENTS OF REGISTRATION STATEMENT

ITEM A	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Broker's Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

ITEM B	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Combined Series 613 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on December 10, 2021.

THE FIRST TRUST COMBINED SERIES 613

(Registrant)

By: FIRST TRUST PORTFOLIOS L.P.

(Depositor)

By: /s/ Elizabeth H. Bull

Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By: /s/ Elizabeth H. Bull ) Attorney-in-Fact** ) December 10, 2021
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 9730 (File No. 333-259760) and the same is hereby incorporated herein by this reference.

CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its respective opinion to be filed as Exhibit 3.1 of the Registration Statement.

CONSENT OF FIRST TRUST ADVISORS L.P.

The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

EXHIBIT INDEX

1.1	Standard Terms and Conditions of Trust for The First Trust Combined Series 283 and subsequent Series effective February 19, 2009, among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-157167] filed on behalf of the First Trust Combined Series 283).

1.1.1*	Trust Agreement for The First Trust Combined Series 613 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2	Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6	Master Agreement Among Underwriters (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-157167] filed on behalf of The First Trust Combined Series 283).

2.2	Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

3.1*	Opinion of counsel as to legality of securities being registered.

4.1*	Consent of First Trust Advisors L.P.

4.2*	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-259760] filed on behalf of FT 9730).

___________________________________

* To be filed by amendment.